Exhibit (a)(1)(D)
[PSC LETTERHEAD]
FORM OF WITHDRAWAL OF PARTICIPATION IN THE OFFER
     If you previously accepted PSC’s Offer to exchange certain outstanding eligible options for replacement options and would like to change your election to participate in the Offer and instead reject the Offer, you must sign this Form and send it by mail, facsimile or hand delivery to Perot Systems Corporation, Attention: Terri Gibbons, Stock Plan Administrator, M/S D2420, 2300 West Plano Parkway, Plano, Texas 75075 (facsimile: 972-577-6088), before 6:00 p.m. Eastern Time, on December 15, 2005 (or, if the offer is extended, before the extended Election Deadline).

     To PSC:
     I previously received a copy of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005 (the “Offer to Exchange”). I signed and returned the Letter of Transmittal, pursuant to which I accepted PSC’s Offer to exchange my eligible options for replacement options. I now wish to change that election and reject PSC’s Offer with respect to my eligible options. I understand that by signing this Form and sending it to PSC, I will withdraw my acceptance of the Offer with respect to my eligible options and instead reject the Offer. I have read the Offer to Exchange and understand all of the terms and conditions of the Offer.
     By rejecting the Offer, I understand that I will not receive any replacement options and I will retain my eligible options on their existing terms and conditions, as such eligible options will be amended simultaneously with the conclusion of the Offer (as further described in the Offer to Exchange). I also understand that (i) my amended options will be fully vested and immediately exercisable at an exercise price of $25.00 per share and (ii) any shares of PSC Common Stock that I acquire pursuant to the exercise of the amended options may not be transferred by me prior to March 31, 2010 without the prior written consent of PSC, except in certain limited circumstances. My eligible options, as amended, will continue to be governed by PSC’s Amended and Restated 1991 Stock Option Plan, as amended from time to time.

Signature of Employee	Date

Employee’s Name — Please Print